[Letterhead of Old Dominion Electric Cooperative]

July 7, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. Jim Allegretto Mr. Robert Babula

	Re:	Old Dominion Electric Cooperative Form 10-K for the Year Ended December 31, 2007 File No. 0-50039

Dear Messrs. Allegretto and Babula:

Old Dominion Electric Cooperative (“ODEC”, “we” or “our”), is submitting a clarification of our response to question 3 in our Comment Letter Response dated June 24, 2008, as requested by the staff of the Securities and Exchange Commission (the “Staff”) on July 1, 2008.

Our clarification response is set forth below. We also have included the text of the comment (italicized and bolded) and our original response in italics below.

Form 10-K for the Year Ended December 31, 2007

3. We read your disclosure on page 7 of your March 31, 2008 Form 10-Q with respect to the unrealized loss of $7.7 million related to the Company’s investments in certain auction rate securities which was recorded as a regulatory asset. We also noted the $1.9 million unrealized loss recorded at year end discussed on page 38 of your Form 10-K with regard to these investments. Please explain to us how the losses were calculated and your accounting basis for recording the loss as regulatory assets. Lastly, please explain why the incremental loss recorded in the first quarter 2008 totaling approximately $5.8 million was not recorded as of December 31, 2007. Please be detailed in your response.

Generally, the periodic auctions provide owners of auction rate securities the opportunity to liquidate their investment at par value. In the event of failed auctions these securities are typically illiquid. The primary market for auction rate securities is the auction itself where securities are priced at par regardless of whether auctions are fully subscribed or failing. There is not an active secondary market from which to obtain quoted market prices for these securities. Therefore, we base our estimate of fair value on a valuation model provided by a third party. The valuation model utilizes expected cash flow streams, assessments of credit quality, discount rates, and overall credit market liquidity, among other things to determine estimated fair values of our auction rate securities. We believe the valuation model and related inputs are reasonable, and the estimated fair values of our auction rate securities utilizing the valuation model represent the best available estimates at specific points in time.

Our board of directors has the ability to establish regulatory assets and liabilities in accordance with SFAS No. 71. Our board of directors has elected to account for the valuation reserve for the auction rate securities as a regulatory asset. In accordance with SFAS No. 71, we account for the difference between the principal of our auction rate securities and the estimated fair value of our auction rate securities, as described above, as a regulatory asset – entitled “Deferred loss on auction rate securities.” See Note 8 – Regulatory Assets and Liabilities in the Notes to Consolidated Financial Statements on page 67 of our Form 10-K for the year ended December 31, 2007. This regulatory asset reflects the write-down of the value of our auction rate securities. We account for the change in the fair value of our auction rate securities each month as a balance sheet adjustment to the regulatory asset account and the investment account based upon the market conditions at specific points in time. Future changes in credit market conditions will impact the estimated fair value of our auction rate securities, and thus the amount of the deferred loss. The loss, if any, on each auction rate security will be recognized in the income statement when the auction rate security is sold.

The incremental loss of $5.8 million recorded during the first quarter of 2008 was the result of events that occurred during the first quarter of 2008 and hence accounted for in 2008. Specifically, during the first quarter of 2008 we observed the continued deterioration of the credit markets and increased uncertainty with respect to the creditworthiness of certain monoline insurers. On page 38 of our Form 10-K for the year ended December 31, 2007, we disclosed the value of the auction rate securities as of February 29, 2008, the decline in which accounted for $5.5 million of the $5.8 million incremental loss recorded during the first quarter of 2008. Based upon our board of directors’ election to establish a regulatory asset in accordance with SFAS No. 71, the adjustment to the deferred loss on each auction rate security is recorded to the balance sheet and does not have an income statement impact until the auction rate security is sold.

In furtherance of our telephone conversation with Staff on July 1, 2008, it is important to understand our establishment of a regulatory asset related to the write-down of our auction rate securities in accordance with SFAS No. 71, paragraph 9(a) and to understand how we account for earnings on our auction rate securities.

In order to capitalize a cost that would otherwise be charged to expense, SFAS No. 71, paragraph 9(a) states:

“It is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes.”

As described on page 10 of our Form 10-K for the year ended December 31, 2007, we establish our rates for power furnished to our member distribution cooperatives pursuant to our formulary rate, which has been accepted by FERC. The formulary rate is intended to permit us to collect revenues, which, together with revenues from all other sources, are equal to all of our costs and expenses, plus an additional amount up to 20% of our total interest charges, plus additional equity contributions as approved by our board of directors.

The write-down of our auction rate securities is an allowable cost and is collectible under our formulary rate thus meeting the criteria of SFAS No. 71, paragraph 9(a). Our board of directors has elected to establish a regulatory asset for the write-down of our auction rate securities and defer the recognition of the loss, if any, in the income statement until the auction rate securities are sold.

The earnings on our auction rates securities are included in our formulary rate as revenues from all other sources. These earnings serve as an offset to the costs and expenses included in our formulary rate and result in a reduction of costs to our member distribution cooperatives.

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Please do not hesitate to contact Bryan S. Rogers, Vice President and Controller of ODEC at (804) 968-4035, or Todd Brickhouse, Vice President of Risk Management of ODEC at (804) 968-4012 or myself at (804) 968-4034 if you have any questions.

Very truly yours,

/s/ Robert L. Kees
Robert L. Kees
Senior Vice President and Chief Financial Officer

cc:	Mr. Todd Brickhouse

Mr. Bryan S. Rogers

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